Exhibit 4.6

AGREEMENT

ON

BUSINESS NORMALIZATION PLAN

This Agreement on the Business Normalization Plan is made and entered into by and between the Korea Deposit Insurance Corporation (“KDIC”), a special entity established and existing under the Depositor Protection Act to protect depositors and maintain the stability of the financial system, and Hanaro Merchant Bank (“Hanaro”), an insurance-covered company under the Depositor Protection Act. Pursuant to Article 38 Paragraph 1 of the Depositor Protection Act, KDIC, in four separate occasions, invested a total of W2,491.2 billion in Hanaro in order to restore business normalization, and Hanaro hereby undertakes to fully implement in good faith the business normalization plan attached hereto as Appendix 1 (“Business Normalization Plan”), which sets forth various matters necessary for its business normalization in accordance with the purposes set forth in Article 17 of the Public Fund Management Special Act.

Article 1 Purpose

1.1	The purpose of this Agreement and the Business Normalization Plan is to set forth the matters necessary in order for KDIC to recuperate the public funds invested by it in a timely and profitable manner through the business normalization of Hanaro.

Article 2 Obligations to implement the Business Normalization Plan

2.1	Hanaro shall implement in good faith the Business Normalization Plan, and particularly the mandatory implementation plan attached hereto as Appendix 2 (“Mandatory Implementation Plan”) except for the occurrences of a natural disaster, material national economic crisis or any other events of the force majeure (collectively, the “Event of Force Majeure”).

2.2	Hanaro shall obtain and submit to KDIC the Letter of Undertaking in the form designated under this Agreement as attached hereto as Appendix 3, each of which shall be signed by the incumbent officers as of the effective date of this agreement and any other officer to be appointed by Hanaro during the term of this Agreement.

2.3	The failure to perform any obligations hereunder as specified in Business Normalization Plan and Mandatory Implementation Plan shall mean any event where, in case the obligations are indicated by a quantitative or numerical value, Hanaro fails to accomplish such quantity or numerical value within an agreed-upon period, and in other cases KDIC otherwise determines that Hanaro fails to perform any obligations hereunder within an agreed-upon period considering the purposes or purports of such obligations.

2.4	Expect for the case where Hanaro fails to perform its obligations to implement the Business Normalization Plan in the Event of Force Majeure as specified in Section 2.1 above, Hanaro shall not claim that such failure was not caused by or resulted from its willful misconduct or negligence or any other similar reasons attributable to it. Furthermore, Hanaro shall not claim that any problems arising out of the relationship with the officers or employees, labor unions, creditors, debtors, minor shareholders or any other interested parties of it shall be deemed as of the Events of Force Majeure.

Article 3 Detailed Implementation Plan for the Business Normalization Plan

3.1	KDIC may request Hanaro to submit a detailed implementation plan relating to the Business Normalization Plan or Mandatory Implementation Plan, and Hanaro shall submit to KDIC a detailed implementation plan (“Detailed Implementation Plan”) within two (2) months from the receipt of such requests.

3.2	KDIC may request Hanaro to modify the Detailed Implementation Plan if KDIC deems it necessary to do so after the review thereof, and Hanaro shall reflect such modification as requested by KDIC to the Detailed Implementation Plan.

3.3	In case KDIC adopts the Detailed Implementation Plan as submitted and amended in accordance with Section 3.1 and 3.2, the relevant parts of the Business Normalization Plan and Mandatory Implementation Plan shall be deemed to be amended and replaced as specified in the Detailed Implementation Plan.

Article 4 Request for Amendments of Business Normalization Plan

4.1	In the event where it is deemed that Hanaro is not likely to implement the Business Normalization Plan due to revision of applicable laws and regulations such as criteria for asset soundness classification, or substantial changes in the external environments such as changes in the market conditions, Hanaro may immediately report to KDIC thereof and subsequently submit to KDIC proposed amendments to the Business Normalization Plan (“Proposed Amendments to the Business Normalization Plan”).

4.2	If KDIC concludes that the Proposed Amendments to the Business Normalization Plan submitted in accordance with Section 4.1 is reasonable after review thereof, KDIC may adopt the proposed plan. In that case, the relevant parts of the Business Normalization Plan and Mandatory Implementation Plan shall be deemed to be amended and replaced as specified in the Proposed Amendments to the Business Normalization Plan.

4.3	KDIC may request Hanaro to modify the Proposed Amendments to the Business Normalization Plan submitted by Hanaro under Section 4.1 above, and Hanaro shall reflect such modification as requested by KDIC to the Proposed Amendments to the Business Normalization Plan.

Article 5 Supplement to the Business Normalization Plan

5.1	Hanaro shall additionally submit to KDIC any new Business Normalization Plan and Mandatory Implementation Plan three (3) months prior to the expiration of the Business Normalization Plan, unless this Agreement is no longer effective in accordance with Article 12 hereof.

5.2	KDIC may request Hanaro to modify the Business Normalization Plan and Mandatory Implementation Plan submitted by Hanaro under Section 5.1 above, and Hanaro shall reflect such modifications as requested by KDIC to the Business Normalization Plan and Mandatory Implementation Plan.

Article 6 Reporting and Inspection on Implementation of the Business Normalization Plan

6.1	Hanaro shall submit to KDIC a report in accordance with Section 6.3 (“Implementation Report”) so that KDIC may inspect the implementation of the Business Normalization Plan, and such report shall include the followings:

6.1.1	Summary of changes in the market conditions during the relevant term;
6.1.2	Overview on the business and financial conditions including financial statements;
6.1.3	Description of the goals to be performed or attained during the relevant term in respect of each plan itemized in the Business Normalization Plan;
6.1.4	Contents and results of performance of each itemized plan as specified in the foregoing Section 6.1.3;
6.1.5	Any issues or problems incurred in the course of fulfilling the Business Normalization Plan during the relevant term;
6.1.6	Any itemized plans resulting in poor performance, the reasons therefor and measures for the remedy thereof;

6.1.7	Self-evaluation on the results of the performance compared to the Business Normalization Plan; and
6.1.8	Any implementing plans for the immediately following term.

6.2	In preparing financial statements under Section 6.1.2, Hanaro shall not distort its financial condition through any discretionary accounting treatments such as adjusting the expected loan loss ratio without clear supporting evidence for repayment feasibility of the debtors.

6.3	Hanaro shall submit to KDIC the Implementation Report under Section 6.1 on a quarterly basis by the last day of the month immediately following the relevant fiscal quarter (including the quarter where this Agreement is executed).

6.4	Apart from the periodic Implementation Reports submitted by Hanaro under Section 6.3 above, if KDIC deems it necessary to inspect the implementation of the Business Normalization Plan, it may request Hanaro to submit materials relevant to the Business Normalization Plan. In such case, Hanaro shall submit to KDIC the requested materials within seven (7) business days, unless there is any special reason.

Article 7 Evaluation by Experts and Report of Evaluation

7.1	KDIC may request Hanaro to engage any expert with the consultation of KDIC to evaluate all relevant documents including the Business Normalization Plan, Detailed Implementation Plan for Business Normalization Plan, Proposed Amendments to the Business Normalization Plan, and Implementation Report if KDIC deems it necessary to do so for the performance of the obligation under Articles 3 through 6, and in that case Hanaro shall not reject such request.

7.2	Hanaro shall submit to KDIC a report with respect to the results of any evaluations performed by an expert as described in Section 7.1.

Article 8 Investigations by KDIC

8.1	When KDIC determines that it is necessary to investigate the cause of insolvent operation or any delays in performing the obligations of Hanaro under this Agreement as a result of reviewing the reports or any other documents submitted by Hanaro pursuant to Articles 6 or 7, KDIC may have the authority to investigate the business operations and financial conditions and Hanaro shall make best efforts to provide its full cooperation in such investigation.

8.2	For the purpose of carrying out the investigations described in Article 10, KDIC may directly investigate any and all documents, electronic records and officers and employees of Hanaro and Hanaro shall make best efforts to provide its full cooperation in respect thereof and shall provide or support with personnel or expenses necessary for the investigation by KDIC.

Article 9 Measures against the Failure of Implementation

9.1	In the event KDIC deems that Hanaro does not perform fully the Business Normalization Plan including the Mandatory Implementation Plan, KDIC may request Hanaro to take any of the following measures, and in such case, Hanaro shall immediately take such measures as requested by KDIC and report to KDIC the results of such measures:

9.1.1	Any disciplinary actions against an officer or employee of Hanaro, including warnings, reprimands, salary reductions, suspensions, in the execution of official duties and dismissals;
9.1.2	Require adjustments in capital, or disposal of assets;
9.1.3	Improve or reduce personnel and operation;
9.1.4	Close or integrate branches or organizations, or limit new establishment thereof, or reduce its subsidiaries;

9.1.5	Prohibit acquisition of asset with high default risk or market risk or dispose already purchased assets at risk;
9.1.6	Set restrictions on investment of fixed asset or limit new entry into new business sector or new investment in stocks;
9.1.7	Partial suspension or partial transfer of business;
9.1.8	Prohibit sales of specific finance products;
9.1.9	Enter into a transaction involving a merger or acquisition or incorporate into a holding company;
9.1.10	Transfer financial transactions such as deposits and loans; and
9.1.11	Other measures similar to Sections 9.1.1 through 9.1.10, which are deemed to be necessary for business normalization of Hanaro and protection of depositors.

9.2	In the event where Hanaro or its officers or employees delay in making such reports or make a false or fraud statement in such reports as specified in Articles 6 and 7 above, or refuse, interrupt, or neglect any business requests made by KDIC according to this Agreement including but not limited to the provisions of Article 8 above, KDIC may request Hanaro to take any disciplinary actions such as dismissal of its officers or employees, or directly request Hanaro’s officers to resign. In such case Hanaro and its officers shall immediately obey such requests from KDIC

9.3	In the event where Hanaro fails to perform within the relevant period such financial goals as designated in the form of the financial ratio in the Mandatory Implementation Plan, it shall not take any action for the improvement of any employees’ benefit programs, which may require Hanaro to bear additional expenses, until such financial goals are fully attained, except for the occurrence of any unavoidable reasons such as any changes in applicable laws and regulations.

9.4	In the event Hanaro fails to perform within the relevant period any part of the Business Normalization Plan other than the Mandatory Implementation Plan, KDIC may request Hanaro to perform thereof within three (3) months. Thereafter KDIC may request Hanaro to carry out such measures as specified in Section 9.1 if Hanaro fails to perform within the relevant period, and Hanaro shall immediately take such measures as requested by KDIC and report to KDIC the results of such measures.

Article 10 Liability for Damages

10.1	KDIC may request Hanaro to claim for damages against any former or incumbent officers or employees, any persons who instructs conduct of business under Article 401-2 of the Commercial Code or any other third party who have caused damages to Hanaro (collectively, the “Responsible Persons” in Section 10.1), in KDIC’s opinion, by his/her negligence or misconduct in the course of performing their duties under the Civil Code, Commercial Code or any other applicable laws and regulations, or to take any actions requiring for such Responsible Persons to take a responsibility for insolvency of Hanaro. In this case, Hanaro shall immediately take such measures as requested by KDIC and report to KDIC the proceedings and results thereof.

10.2	KDIC may request Hanaro to claim for damages in person or subrogation against any former or current officers or employees of Hanaro’s debtor, an insolvent company, any persons who instructs conduct of business under Article 401-2 of the Commercial Code, or any other third party who have caused damages to Hanaro or the insolvent company (collectively, the “Responsible Persons” in Section 10.2), in KDIC’s opinion, by his/her negligence or misconduct in the course of performing their duties under the Civil Code, Commercial Code or any other applicable laws and regulations, or to take any actions requiring for such Responsible Persons to take a responsibility for insolvency of Hanaro or the insolvent company. In such case, Hanaro shall immediately take such measures as requested by KDIC and report to KDIC on the proceedings and results thereof.

Article 11 Recuperation of the Funds, etc.

11.1	In order to support KDIC for recuperation of its invested public funds in a timely and profitable manner, Hanaro shall take any necessary actions including but not limited to profit dividends on shareholders or cancellation of shares with consideration to the extent such actions do not cause a material adverse effect on the Business Normalization Plan.

11.2	Hanaro shall make best efforts in cooperation with KDIC when KDIC intends to take any actions to liquidate shares or claims held by it including but not limited to the sale or pledge of the shares or claims of Woori Financial Group and Hanaro.

Article 12 Agreements with Insolvent Enterprises

12.1	If Hanaro wishes to establish a new credit facility to an insolvent company as defined in the Public Fund Management Special Act (“Insolvent Company”), Hanaro shall obtain written consent from the person in charge of restructuring the Insolvent Company and enter into a written agreement with the Insolvent Company including the matters as set forth in the Public Fund Management Special Act and the Enforcement Decree thereof.

12.2	Hanaro, in conjunction with another bank, may enter into an agreement with an Insolvent Company under Section 12.1 above.

12.3	In the event the Insolvent Company is unable to perform or considered incapable of performing the agreement, Hanaro shall not provide additional credit lines to the Insolvent Company.

Article 13 Effective Period

13.1	This Agreement shall become effective from the date on which KDIC and Hanaro has affixed their respective seals and signatures hereto. However, Business Normalization Plan attached hereto as Appendix 1 will be valid form April 1, 2001.

13.2	This Agreement shall become null and void at the time when KDIC is no longer the largest shareholder of WFH that is the holding company of Hanaro.

Article 14 Miscellaneous

14.1	This Agreement shall not affect any rights reserved by KDIC as a shareholder or creditor, or any rights reserved by it under the Depositor Protection Act and other relevant laws and regulation.

14.2	If any term or provision hereof is invalid or unenforceable for any reasons whatsoever, such invalidity or unenforceability does not affect the remaining parts of this Agreement.

14.3	In the case there exist any discrepancies regarding the interpretation of this Agreement, Hanaro will respect the interpretation by KDIC to the extent that such is in consistence with the purpose of this Agreement as set out in Article 1 above.

14.4	Any dispute arising out of or in connection with this Agreement or the performance of obligations hereunder shall be submitted to the non-exclusive jurisdiction of the Seoul District Court to be a court of the first instance.

14.5	Hanaro shall fully cooperate in order to achieve the management plan of WFH and the agreement between KDIC and WFH.

14.6	This Agreement shall have all overriding power over the “Agreement on Business Normalization Plan” dated December 9, 2000, entered into between KDIC and Hanaro.

June 29, 2001

Korea Deposit Insurance Corporation	Chief Executive Officer	Sang Yong Lee

Hanaro Merchant Bank	Chief Executive Officer	Jun Ho Lee

Appendix I. Financial Targets by Subsidiary

A. Hanaro Merchant Bank

			(%, W100m)
	FY2000 (Actual)	Dec 2001	2002
Items			Jun	Dec
Capital adequacy ratio (%)	8.8	9.5	9.6	10.3
Return on total assets (%)	0.79	0.5	0.17	0.86
Expense-to-revenue ratio (%)	912	(520)	155	140
Operating income per employee	0.3	(0.3)	1.0	1.1
Non-performing loan ratio (%)	74.3	72.5	64.5	62.0
Net non-performing loan ratio (%)	50.52	44.0	39.0	36.0

*	Figures and targets may be adjusted to reflect changes in WFH’s management strategy.